Mail Stop 4561

February 1, 2008

Mr. John J. Barry, IV
President and Chief Executive Officer
Bonds.com Group Inc.
1515 South Federal Highway
Suite 212
Boca Raton, FL 33424

> **Re:** **Bonds.com Group, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 28, 2007**
> **File No. 148398**

Dear Mr. Barry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your disclosure on the cover page that all selling shareholders are underwriters. Consequently, it appears that you are viewing this offering as a primary offering by the selling shareholders on behalf of the issuer. Since you are not eligible to conduct a primary at-the-market offering, please revise your disclosure to clarify that the offering of shares will be made at a fixed price. Refer to Rule 415(a)(4). Alternatively, please provide a detailed analysis of why you believe this is not a primary offering.

2. Please review your registration and update your disclosure. For example, and without limitation, we note that your listing symbol has been changed to "BDCG." Additionally, please update your executive compensation table to provide information for 2007.

3. Throughout your registration statement you utilize industry jargon. For example, please provide a better explanation for straight-through processing, primary and redundant connectivity, seamless, and mission-critical solutions. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

4. Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. Clearly mark the specific language in the supporting materials that supports each statement. We note the following as examples only:

    •   "The market for qualified personnel has grown more competitive in recent periods as electronic commerce has experienced growth. Domestic and international labor markets have tightened in concert with the continuing recovery in general economic conditions." page 20

    •   Data in the tables on pages 39-44.

    •   "These regional brokers normally offer limited proprietary securities inventory, limited research and analysis, and often compensate themselves generously by executing trades with significant spreads." page 43

    •   "BT Radianz delivers services that provide the ease and reach of the Internet, with the security, reliability, and performance that the financial services industry relies upon to conduct high value business profitably." page 50

    •   "Mr. Loughlin was employed by Keane Inc., a leading provider of world-class business and technology consulting services across a spectrum of industries." Page 57

    Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

5. We note disclosure on page 21, which indicates that your disclosed trading system has not been subjected to regulation as an alternative trading system under Regulation ATS. Please provide us with a detailed analysis of why you believe your trading system is not subject to Regulation ATS.

6.   Please provide the financial statements of IPORussia, Inc. prior to the acquisition of Bonds.com Holdings, Inc. on December 21, 2007. Refer to Item 310(c) of Regulation S-B.

Prospectus Cover Page

7.   In the first paragraph, you indicate that you will not receive any proceeds from this offering. Please disclose that you will receive proceeds from the exercise of warrants.

8.   Item 501(a)(5) of Regulation S-B requires you to highlight the cross-reference to the risk factors section by prominent type or in another manner. Please note that placing this cross-reference in all capital letters impedes its readability. Instead, please highlight this cross reference using, for example, bold-faced and italicized type. Similarly, please revise the text following the cross-reference so that it does not appear in all capital letters.

Prospectus Summary

Our Company and its Business, page 4

9.   Refer to the first paragraph on page 5. Please revise to state the date of the commercial launch of *BondStation* and disclose whether it has generated any revenues to date.

Summary Financial Information, page 8

10.   Please include the combined pro forma operating results and balance sheet information for Bonds.com Group, Inc. and Bonds.com Holdings, Inc. for the twelve month period ended December 31, 2006.

Risk Factors, page 9

11.   You state: "The risks described below are not the only ones we will face." Your disclosure must include all material risks to the company. References to additional risks that are not disclosed is not appropriate. Please revise your disclosure accordingly.

12.   Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 22 regarding the requirements of being a public company and the risk factor on page 23 regarding the risk of litigation. Alternatively, please revise such risk factors to demonstrate risks specific to you.

13.   Please review your risk factors and revise to present succinct representations of the risks described. Provide a separate risk factor subheading for each separate risk. For example, the last risk factor on page 14 could be separated into two succinct risk factors.

We have experienced losses and may incur losses in the future, page 10

14.   Please disclose that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

Because we have a limited operating history…, page 10

15.   Please provide more information regarding the bulleted risks presented in this risk factor. To the extent you discuss these risks elsewhere, please eliminate them from this risk factor. We note, for example, the separate risk factors addressing competition (page 9) and the ability to attract and retain qualified personnel (page 20).

Decreases in trading values in the fixed-income market…, page 11

16.   Please revise to explain what you mean by the phrase "riskless principal mark-ups." Further, as your current revenue model does not appear to contemplate receiving commissions for trades, please explain why commissions are referenced in this risk factor.

We are exposed to risks resulting from non-performance…, page 11

17.   Please explain what you mean by the phrase "riskless principal transactions."

If we experience significant fluctuations in our operating results…, page 12

18.   Please provide more information regarding the bulleted risks presented in this risk factor.

We depend on third-party suppliers…, page 14

19.   We note the statement that you cannot be certain of the financial viability of your third party suppliers. Please tell us whether you have reason to believe that a third party upon which you rely is having financial problems. If so, please disclose this.

We may not be able to protect our intellectual property…, page 16

20.   In this risk factor, you state: "The laws of some countries in which we now …

provide our services may not protect software and intellectual property rights to the same extent as the laws of the United States." Please disclose the names of the countries in which you operate now.

We expect to expand our operations…, page 21

21.   Please provide more information regarding the bulleted risks presented in this risk factor.

If the use of electronic trading platforms does not continue to increase…, page 23

22.   The sub-heading and the last sentence of this risk factor suggest that the use of electronic trading platforms has been increasing. Please provide support for this assertion.

Use of Proceeds, page 28

23.   In this section, please disclose how you will use proceeds received from the exercise of warrants.

Rule 144 Shares, page 29

24.   On page 30 you state: "Persons who are our affiliates hold approximately 77% of the shares." Please reconcile this statement with disclosure on page 26, which indicates that officers, directors and affiliates hold 74% of outstanding common stock.

Registration Rights Granted to Former Employees of Holdings, page 32

25.   Please ensure that you file the Separation Agreements and General Releases entered into with the three former employees as exhibits to the registration statement.

Plan of Operation

General, page 33

26.   In this section you note that you believe you have sufficient capital to fund your business through April 2008 and that you believe that you will be profitable in July 2008. Please revise to clearly state whether you will need to raise additional funds to cover operating expenses between April 2008 and the time you become profitable.

Business

Reverse Merger, page 36

27.   Please revise the first paragraph to disclose the per share exchange ratio of your stock, options, and warrants for the stock, options, and warrants of Holdings.

Overview, page 37

28.   Disclosure in the second paragraph states that through your process, you are normally able to avoid or minimize market risk, carrying cost and hedging expense. As your platform has not been operational for a significant period of time, please explain how you determined this is "normal."

Corporate Bonds, page 40

29.   Please identify the electronic trading platforms referenced in the second bullet point.

Structured Securities, page 43

30.   Please provide a more detailed description of structured securities. In your description, please avoid highly technical business terminology and instead use clear, plain language. Refer to Rule 421(b) under the Securities Act.

Strategy, page 44

31.   The first risk factor on page 13 indicates that you intend to leverage your trading platform to enter new markets. Please revise to discuss this aspect of your business strategy.

Products and Services, page 44

32.   Refer to the last paragraph on page 44. Please revise to explain the term "bond ladder."

33.   Refer to the first paragraph on page 45. Please explain what you mean by the phrase "load balanced" and explain how this prevents the failure of a single server from having a significant impact on your clients.

News and other Content Services, page 46

34.   In this section, you state that you will compile news and information from other sources. Please state whether you have agreements with Bloomberg, Reuters, or

other organizations that allow you to post their material and disclose any limitations on your ability to utilize the material. If you have agreements, please file them as exhibits. If you do not have agreements, disclose that fact and indicate whether you intend to obtain their permission to post their material.

Private Labeling of BondStation, page 48

35.   In this section, you state: "In certain instances we may discount our mark-ups and/or concessions to select Private Label Partners." Please disclose under what circumstances this would occur.

Pershing, LLC, page 50

36.   Please file your agreement with Pershing as an exhibit to the registration statement or tell us why you believe it is not a material contract.

37.   Please revise to clarify the meaning of the abbreviations "AML" and "OFAC" and briefly explain what is involved in a check upon account applications.

Intellectual Property, page 53

38.   Please revise the section regarding domain name to explain how you intend to leverage the value of your domain name.

39.   In the section regarding trademarks, please provide information regarding the case, *In re CyberFinancial.Net, Inc.*, in which the Trademark Trial and Appeal Board determined that "bonds.com" is general and therefore not appropriate for registration. Provide similar disclosure in the risk factors section.

Regulation, page 53

40.   In this section, you state: "Wealth Management is an investment advisor and is also registered with FINRA, SEC, and all states that require registration." Throughout the rest of the prospectus, you state that Wealth Management is only registered in the state of Florida. Please reconcile these statements.

Properties and Facilities, page 54

41.   Please discuss how you use each of the properties identified.

Significant Employees, page 59

42.   Please revise to disclose Ms. Moore's employment between July 2002 and September 2003. If she was not employed during this time frame, please so state.

Executive Compensation, page 62

43.   Please disclose to whom the option for 237,507 shares of common stock was granted and when the option was granted.

Stock Options, page 64

44.   We note that you currently have outstanding options to purchase an aggregate of 1,890,406 shares. Please revise to include the Outstanding Equity Awards at Fiscal Year-End table from Item 402(d) of Regulation S-B or tell us why you believe the table is not applicable.

Certain Relationships and Related Transactions

General, page 65

45.   Please revise to disclose any existing conflicts of interest between Bonds.com Group and its management. Also, describe the types of conflicts that may develop in the future.

46.   In this section, you state: "There may be times when an acquisition opportunity is given to another entity to the disadvantage of the Company's stockholders and for which there will be no recourse." Please explain how this comports with management's fiduciary duty to the shareholders. Please add this information to the risk factor on page 18.

Loans from Officers and Directors, page 65

47.   In this section, you describe loans that have been made to you from your officers and directors. The amounts under this section differ from the amounts presented in your financial statements, under Note 8, on page F-14. Please reconcile. Please ensure that all agreements between you and your officers with respect to these loans are filed as exhibits.

Outstanding Indebtedness to Keating Investments, page 65

48.   Please revise to describe the services provided by Keating Investments in exchange for the $500,000 advisory fee. Please clarify how these services differ from the services you receive from Vero Management, LLC.

Consulting Services, page 66

49.   Please provide additional details regarding the consulting services agreement with Vero Management. Disclose the date that Vero began providing services, the material terms of the agreement, and the total amount that you paid to Vero in 2007.

Indemnification Agreements, page 66

50.   In this section, you note that you will enter into indemnification agreement with each of your officers and directors. If you have entered into any indemnification agreements, please provide them as an exhibit. Please explain how these indemnification agreements will differ from the provisions in your certificate of incorporation.

Lock-Up Agreement, page 66

51.   Please disclose the limited exceptions that would permit the transfer of shares by Messrs. John Barry III and John Barry IV before December 21, 2008.

Bonds.com Holdings, Inc. Financial Statements

Notes to the Consolidated Financial Statements

Note 8 – Notes Payable Related Parties, page F-14

52.   Please revise footnote [A] to include more timely information regarding the status of these notes payable. Please ensure corresponding changes are made to your interim financial statements.

Note 10 – Stockholders' Equity, page F-17

53.   In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since January 1, 2006 through the date of your response. Please provide the following information separately for each equity issuance:

- The date of the transaction;

- The number of shares/options issued/granted

- The exercise price or per share amount paid;

- Management's fair market value per share estimate and how the estimate was made;

- The identity of the recipient, indicating if the recipient was a related party;

- Nature and terms of concurrent transactions; and,

- The amount of any compensation or interest expense element.

Note 14 – Subsequent Events, page F-22

54.   Please revise you disclosures to include management's preliminary allocation of the Pedestal Capital Markets, Inc. purchase price. Please ensure that corresponding changes are made to your interim financial information.

Condensed Consolidated Statement of Operations, page F-25

55.   Please include comparative financial information for the three and nine month periods ended September 30, 2006.

Notes to the Condensed Consolidated Financial Statements for the period December 31, 2006 to September 30, 2007 (unaudited)

Note 1 – Description of Business and Summary of Significant Accounting Policies

Basis of Presentation, page F-27

56.   Please revise your disclosures to exclude references to quarterly reports on Form 10-Q.

Description of Business, page F-27

57.   Please update your disclosure as to whether operations commenced as expected.

Pro Forma Condensed Consolidated Financial Statements (unaudited)

58.   Please revise to include pro forma condensed consolidated financial statements for the year ended December 31, 2006.

Notes to Pro Forma Condensed Consolidated Financial Statements, page F-47

59.   We note the issuance of 1,314,135 shares of Bonds.com Holdings, Inc., wherein you received gross proceeds of $4.35 million. Please reconcile the net amount noted in adjustment two on the pro forma condensed consolidated balance sheet to

the amounts that were to be netted against the gross proceeds received from this transaction.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

60.   We note Exhibit 2.2, which is a Stock Purchase Agreement dated August 21, 2007. Please revise to describe the sale of securities under this agreement.

IPOR, page II-3

61.   Please include a discussion of the shares, options, and warrants issued in the Reverse Merger.

Exhibits, page II-11

62.   Disclosure under "Recent Sales of Unregistered Securities" indicates that Holdings has entered into a number of Stock Purchase Agreements. Please file each of these agreements as exhibits to the registration statement or tell us why you believe filing is not required under Item 601 of Regulation S-B.

63.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551- 3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen Garnett
Assistant Director

cc. Scott M. Miller, Esquire